Correspoondence

GLOBAL HOLDING CORPORATION
LETTERHEAD

February 6, 2015

Mr. Charlie Guidry, Attorney Advisor
U.S. Securities and Exchange Commission

Re:        Global Holding International Registration Statement on
Form S-1 Filed December 24, 2014 File No. 333-201254

Dear Mr Guidry:

Following are our responses to the Staff’s comments on our registration statement dated January 21, 2015.

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Neither management nor anyone authorized on the Company’s behalf have made any written communications to potential investors in reliance on Section 5(d) of the Securities.

2.
Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act. In this regard, we note that you appear to have no or nominal operations and assets consisting only of cash and prepaid expenses with a related party. If you conclude that your company is a shell company, please revise your prospectus to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

We do not believe the Rule 405 “Shell Company” definition is applicable to us as we are a start-up company.  While we are in development stage, we have a specific business plan and have begun implementation thereof including securing a loan commitment and an agreement to supply our product.  We will be reporting initial revenue for the current fiscal quarter.  We are relying footnote 172 of the Final Rule Release 33-8869 dated December 7, 2007 for a distinction between a Shell Company which states:  “Rule I44(i)(1) (i) is not intended to capture a "startup company." or. in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having "no or nominal operations."”

3.
It appears that “HydraPour,” a trademarked device sold by HydraPouch LLC, may already be available for sale in the market.  Please confirm whether, to your knowledge, HydraPouch LLC’s device is the same as Velara Inc.’s “Hydra Pour.” If not, please disclose management’s views on the importance of the “Hydra Pour” name to the Company and on the potential for, and effect of, trademark or other intellectual property litigation. See Item 101(h) of Regulation S-K. Please also include a risk factor discussing the same.

The Company has changed the name of the product to Hyda Pitcher throughout in order to avoid confusion with the trademarked device.

Form S-1 Cover Page

4.	It appears you intend to offer the securities on a continued basis pursuant to Rule 415. If that is the case, please check the applicable box on the cover page.

We have revised the Cover Page accordingly.

Prospectus Summary, page 3

General Introduction, page 3

5.
Please either tell us why you believe you do not need to file your contract with Velara Inc. as a material contract pursuant to Item 601(b)(10) of Regulation S-K or file the contract with your next amendment.

The Contract with Velara Inc., has been filed as an exhibit.

6.
Here, and throughout the prospectus, as applicable, please disclose whether Mr. Sjauta will be paid interest on the funds he loans to you if funds raised in this offering are not sufficient to pay for your operating plan and registration costs.

Disclosure regarding Mr. Sjauta’s loan to the Company has been revised and a written agreement has been filed as Exhibit 10.XX.  Simple interest at six percent per annum will accrue on the loan.

Risk Factors, page 13

7.
You indicate that “[o]n March 29, 2014, Global Holding International entered into a formal contract with Velara to manufacture and supply its handheld water filter system.” But elsewhere, you indicate that the manufacturing of the product will be accomplished for Velara by a third party. Please revise to clarify the identity of the manufacturer.

We have revised the disclosure to clarify that Velara will be our “Suppler” and that Velara will manufacture its product through third parties.  The Company’s supply agreement with Velara is filed as Exhibit 10.X

Use of Proceeds, page 17

8.	In the scenario where you assume 100% of the shares offered are sold, the uses of proceeds exceed the net proceeds. Please revise.

The Use of Proceeds has been revised by accordingly.

9.
Please note Instruction 3 to Item 504 of Regulation S-K requires that if any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, you must state the amounts and sources of such funds needed for each such specified purpose and the sources thereof.  Please provide such disclosures or tell us why you believe the disclosures are not required.

The Use of Proceeds has been revised by accordingly.

10.
You indicate that Mr. Sjauta orally agreed to conditionally fund the Company for a certain period of time.  Please either tell us why you believe you do not need to file a written summary of this oral contract pursuant to Item 601(b)(10) of Regulation S-K or file a written description of the contract as an exhibit with your next amendment.  Please see Regulation S-K C&DI 146.04, available on our website.

Mr. Sjuarta’s loan commitment has been filed as Exhibit 10.XX

Plan of Distribution, page 19

11.	. Please file as an exhibit the form of subscription agreement you plan to use. Please see Item 601 of Regulation S-K.

The subscription agreement has been filed as Exhibit xxx

 Management’s Discussion and Anal ysis, page 22

Product Function, page 23

12.
You indicate that you intend to raise “additional permanent capital” through “debt instruments such as bank loans, or private financing.” Please explain what you mean by “permanent” capital and explain how debt instruments, bank loans, or private financing would qualify as such.

The word “permanent” has been deleted to clarify that working capital may be obtained through debt financing.

Description of Business, page 29

General Overview, page 30

13.	. You disclose that the registration expenses are $10,000 and $18,000; please revise, clarifying which figure is correct.

We have corrected the amount to reflect $10,000 through the entire disclosure.

Description of Products, page 31

14.
Beginning on page 31, you provide “brief overviews of the many different aspects relating to the products and services offered by Velara Inc.,” including what appears to be a portion of a patent application. Please help us to understand how this information is relevant to you and your business plan or revise your disclosure to remove it.

This responses has not be included in the amended disclosure.  The water pitcher (Hydra Pitcher)offered by Global contains Velara’s patented filter system.  The company believes that it is important that the disclosure is clear that the filter system is owned by Velara.

Packaging, page 34

15.
Please either tell us why you believe you do not need to file your contract with Velara Inc. to package your product as an exhibit pursuant to Item 601(b)(10) of Regulation S-K or file it as an exhibit with your next amendment.

The Velara contract has been filed as Exhibit 10.3

Management, page 38

16.	You disclose that Mr. Sjauta is a promoter. Please provide the disclosure required by Item 404(d)(2) of Regulation S-K.

Disclosure of Mr. Sjauta as a promoter and the Company’s transactions with him has been made.

17.
You disclose that Mr. Sjauta is the president of Zen Water Systems, LLC, which appears to be a competitor or potential competitor of the Company.  Please provide further details about Zen Water Systems, LLC, including whether it is your competitor and the types of conflicts of interest that may arise. Please also revise your risk factors to include this disclosure, along with appropriate disclosure about the potential related risks.

This response is not included in the amended S-1A.  Zen Water Systems, LLC is not a competitor, or potential competitor it is a potential customer for the company’s one product.  Zen Water Systems, LLC is only a web site selling stand alone water units not water pitchers.

Interest of Management and Others in Certain Transactions, page 41

18.
Please clarify, if true, that the enumerated paragraphs are exceptions to the statement at the beginning of this section that you do not have any related party transactions. In addition, as to each enumerated transaction, please provide the information required by Item 404(a) of Regulation S-K.  Please refer to Item 404(d)(1) of Regulation S-K for the applicability of Item 404(a) to your filing.

In response to your comment we have revised the disclosure to state that we have three transactions with related parties. We have also provided the required item 404(a) of Regulation S-K for each related transaction.

Financial Statements, page F-1

Notes to Financial Statements, page F-7

Note 2 – Going Concern, page F-9

19.
Please note that the use of going concern financial statements as opposed to financial statements which assume liquidation, is predicated on the disclosure of a viable plan that has the capability of removing the threat to the continuation of the business. The plan should enable you to remain viable for at least the 12 months following the most recent balance sheet date and the disclosure should include the amount of minimum proceeds necessary to remove the threat to continuation of the business. Please revise your disclosures accordingly. Refer to Section 607.02 of the Codification of Financial Reporting Policies.

Mr. Sjauta, President and principle shareholder has contracted with the company to fund it for the first 12 months.  We have made the corrections throughout the disclosure.  The contract has been filed with the amended S-1A filing.

Please be advised the Company will not request acceleration of the effective date until all staff comments are resolved.  Furthermore Company acknowledges that:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me as necessary at the address, telephone and fax numbers above.  Thank you for your assistance.

Sincerely,

/s/ Bernard Sjauta
Bernard Sjauta, President
Global Holding International.